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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-CSR	☐ Form N-SAR

For Period Ended: March 31, 2003
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Toreador Resources Corporation

Full Name of Registrant

Toreador Royalty Corporation

Former Name if Applicable

4809 Cole Avenue, Suite 108

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75205

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

See Exhibit A.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Douglas W. Weir	214	559-3933

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit B.

Toreador Resources Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2003	By	/s/ Douglas W. Weir

EXHIBIT A
To
Form 12b-25

Part III

     The Company’s report on Form 10-Q could not be filed within the prescribed time period because information required for completion and filing is not yet available due to delays in the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, which were caused by the loss of key personnel who were responsible for the preparation of the report and its supporting schedules. The Controller of the Company resigned effective March 7, 2003 in order to pursue other interests which resulted in a delay in filing the Annual Report Form 10-K and a corresponding delay in preparing the Form 10-Q. As of this date, the Company has not been able to replace the Controller. In order to submit a complete and accurate 10-Q report, the Company will require an extension.

EXHIBIT B
To
Form 12b-25

Part IV, Item (3)

Toreador estimates that its results for the quarter ended March 31, 2003 will be a net income available to shareholders of approximately $0.7 million. Net loss for the quarter ended March 31, 2002 was $1.9 million. The change is primarily due to increased revenue resulting from increases in oil and natural gas prices and lower general and administrative costs.

Revenues for the quarter ended March 31, 2003 amounted to approximately $6.4 million compared with $3.4 million for the same period of 2002. The general and administrative costs for the quarter ended March 31, 2003 amounted to approximately $1.5 million compared to $1.9 million for the same period of 2002.